UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Avenify Corporation

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 28, 2018

Physical address of issuer
1000 N. West St. Suite 1200, Wilmington, DE 19801

Website of issuer
https://avenify.com/

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$131,918.68	$68,720.93
Cash & Cash Equivalents	$131,918.68	$68,720.93
Accounts Receivable	$0.00	$0.00
Short-term Debt	$8,417.03.03	$18,807.03
Long-term Debt	$154,650.00	$154,650.00
Revenues/Sales	$14,787.62	$850.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(230,916.50)	$(103,754.51)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/

FAABF4A310DF4BE...

(Signature)

Justin Potts

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/

FAABF4A310DF4BE...

(Signature)

Justin Potts

(Name)

Director

(Title)

04/30/2021

(Date)

DocuSigned by:

/s/

4448DFBDC99A45F...

(Signature)

Timothy Sheridan

(Name)

Director

(Title)

04/30/2021

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Statement
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

Form C-AR

April 30, 2021

Avenify Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Avenify Corporation, a Delaware corporation (the "**Company**," "**Avenify**", as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The Securities Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.are.na no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the Company. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Avenify Corporation is a Delaware corporation, incorporated on July 28, 2018.

The Company is located at 1000 N. West St. Suite 1200, Wilmington, DE 19801..

The Company's website is https://avenify.com/.

The Company conducts business in all fifty (50) states within the United States of America.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

8

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Income Sharing Agreement Concept Might Fail.

Income sharing agreement is a relatively new concept and its object is to help students to finance their education. A vague version of the present-day income sharing agreement was first tried by Yale University. It was later dubbed a failure. Subsequently in 2016, Purdue University launched a fund offering seniors in college an opportunity to fund their education with income sharing agreements. Since then, some universities have endorsed the idea of income sharing agreements and have implemented them. However, as a concept it is relatively new. Therefore, there is a high likelihood that it may not succeed. The potential failure in the future of income sharing agreements make it a risky endeavor. If the idea of such educational financing were to fail, purchasers could incur a substantial, or even total, loss of their investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.

Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with laws or customer requirements in a timely and cost-effective manner. Likewise, the quality of the products may be adversely impacted if a contractor or a supplier of the products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters, diseases such as coronavirus (COVID-19) and others, and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component and could potentially lead to losses.

Shift in Job Market in Future Might Negatively Affect the Student Repayments.

The advent of income sharing agreements could lead to shifts in patterns within the job market. Demand and compensation for different professions varies and depends on economical and other factors outside of the Company's control. Generally, the higher the compensation of the students, the higher the student repayments. If a student was not compensated enough to pay back to the Company, the Company would not receive repayments and the purchasers would not receive their investment back. That could lead to different and unforeseen losses for the Company and the purchasers.

The Company may not have adequate recourse against non-paying students.

In the event a student does not pay the Company for any reason or no reason at all, the Company may not have an adequate recourse against the student. The Company has an agreement with TrueAccord Corporation, an automated debt collection agency, but there is no guarantee TrueAccord Corporation will be able to collect on defaulted payments by non-paying students. Because income sharing agreements are still a novel concept and unchartered territory, a lack of a known adequate recourse makes them a risky endeavor.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Moreover, the Company is currently required to be registered with the SEC and Financial Industry Regulatory Authority ("**FINRA**") as an Exempt Reporting Advisor. The Company has taken appropriate steps to do so and is authorized to issue securities to investors through its subsidiaries. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

BUSINESS

Description of the Business
Avenify is a marketplace lending platform for Income Share Agreements (each an "**ISA**" and collectively, the "**ISAs**"), enabling students to finance their education debt-free, funded by investors looking to invest in student success. Students can apply for up to fifteen thousand dollars ($15,000) per semester and do not make payments until they are employed and earning above twenty thousand dollars ($20,000) annually. Unlike a loan, where borrowers owe principal plus interest, borrowers promise a share of their future income for a fixed amount of time. Students are funded with capital from investors on the platform who are looking to invest in student success. After investing in a fund or individual, the investor is eligible to receive dividends once borrowers begin making payments on their ISA. The company owns their own codes and underwriting model.

10

Business Plan

Avenify is a marketplace lending platform for Income Share Agreements, enabling students to finance their education with an ISA, and investors to invest in students and earn a return when they succeed. ISAs are an equity-like financing instrument where individuals pledge a percentage of their future income in exchange for funding upfront.

Avenify's first product is for students. On one side, borrowers apply for funding to pay for school with an ISA. On the other side, investors can invest in students and earn a return when students succeed. Investors can invest in a pooled fund of students, but the Company hopes to soon offer the ability to invest in individuals.

Beyond student financing, Avenify is uniquely positioned to offer the ability to serve additional financing needs, like refinancing loans, providing credit to underserved markets, or providing financial assistance during job searches.

The Company's Products and/or Services

Product / Service	Description	Current Market
Avenify for Students	Avenify enables nursing students to finance their education with income share agreements and helps them get a job once they graduate.	Nursing students in the age group of 18-24 years.

Competition

While the ISA space is growing, Avenify is one of three main consumer ISA companies (Avenify, Blair and AlmaPact). Avenify is registered with the SEC to the opportunity to invest in ISAs, and the only platform offering a full portal for both borrowers and investors.

The student-loan market in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We market our financing options primarily to students pursuing their undergraduate, graduate, or doctoral, education. We market the opportunity to invest in ISAs primarily to accredited investors (Generation X and Generation Y).

Supply Chain

Avenify relies on Modern Treasury Corp. for processing payments, investments, and disbursements. Modern Treasury is built on top of Avenify's bank's technology stack.

Intellectual Property

The Company has no intellectual property. However, the Company owns its codes and underwriting model.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Justin Potts	President, Chief Executive Officer, Chief Compliance Officer	Responsible for marketing, financials, fundraising, and product design. - Business analyst and software engineer at the Ronnie K. Irani Center for the Creation of Economic Wealth (January 2017 to December 2017) - Co-founder and CEO of Kite AI (March 2017 to March 2018) - Social media and marketing at Product Hunt (April 2018 to September 2018) - Content marketing manager at Republic (September 2018 to January 2019) - Chief of staff at Crowdbotics (October 2019 to December 2019) - Co-founder and CEO of Avenify (October 2018 to Present)	University of Oklahoma (incomplete); Management Information Systems; August 2016 - December 2017. Hult International Business School (incomplete); Entrepreneurship; January 2018 - May 2018
Timothy Sheridan	Director, Chief Technology Officer	Responsible for product development, borrower underwriting, investor modeling, and technical infrastructure. - Software engineer and team lead at the Ronnie K. Irani Center for the Center of the Creation of Economic Wealth (January 2018 to December 2018) - Software engineer at HumanDx (October 2019 to November 2019) - Software engineer at Payload (November 2019 to January 2020) - Co-founder and CTO of Avenify (October 2018 to Present)	University of Oklahoma; B.B.A. Economics; August 2014 - December 2018 Graduated May 2019

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs two (2) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	6,382,978
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	88.79%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security: the percentage ownership is calculated on a fully diluted basis after considering Common Stock, SAFEs and CrowdSAFEs, and assumes: (1) total shares as 6,757,539, (2) price per share as $0.33, and (3) conversion ratio of preferred to common stock as 1:1.

Type of security	SAFE
Amount outstanding	$48,500
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	2,000,000
**Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.15%**

*The SAFEs will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.
** As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security: the percentage ownership is calculated on a fully diluted basis after considering Common Stock, SAFEs and CrowdSAFEs, and assumes: (1) total shares as 6,757,539, (2) price per share as $0.33, and (3) conversion ratio of preferred to common stock as 1:1.

Type of security	SAFE
Amount outstanding	$15,000
Anti-Dilution Rights	The Company and the holder of SAFE have a pro rata agreement in place.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	2,000,000
**Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.67%**

*The SAFEs will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.
**As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security: the percentage ownership is calculated on a fully diluted basis after considering Common Stock, SAFEs and CrowdSAFEs, and assumes: (1) total shares as 6,757,539, (2) price per share as $0.33, and (3) conversion ratio of preferred to common stock as 1:1.

Type of security	SAFE
Amount outstanding	$25,000
Anti-Dilution Rights	The Company and holder of SAFE have a pro rata agreement in place.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$1,500,000
**Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.48%**

*The SAFEs will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.
**As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security: the percentage ownership is calculated on a fully diluted basis after considering Common Stock, SAFEs and CrowdSAFEs, and assumes: (1) total shares as 6,757,539, (2) price per share as $0.25, and (3) conversion ratio of preferred to common stock as 1:1.

Type of security	SAFE
Amount outstanding	$10,000
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$4,000,000

**Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.22%**

*The SAFEs will convert when the Company issues preferred stock in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation.

** As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security: the percentage ownership is calculated on a fully diluted basis after considering Common Stock, SAFEs and CrowdSAFEs, and assumes: (1) total shares as 6,757,539, (2) price per share as $0.67, and (3) conversion ratio of preferred to common stock as 1:1.

Type of security	CrowdSAFE
Amount outstanding	$301,359
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the CrowdSAFEs convert*
Valuation Cap	$4,000,000
**Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.69%**

** As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security: the percentage ownership is calculated on a fully diluted basis after considering Common Stock, SAFEs and CrowdSAFEs, and assumes: (1) total shares as 6,757,539, (2) price per share as $0.67, and (3) conversion ratio of preferred to common stock as 1:1.

Type of security	SAFE
Amount outstanding	$83,662
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$10,000,000

Type of security	SAFE
Amount outstanding	$301,359
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$4,000,000
Discount	20%

Type of security	SAFE
Amount outstanding	$25,000
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$11,000,000

Type of security	SAFE
Amount outstanding	$5,000
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$9,000,000

Type of security	SAFE
Amount outstanding	$100,000
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$4,000,000

Type of security	SAFE
Amount outstanding	$134,700
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only when the SAFEs convert*
Valuation Cap	$12,000,000

`
Ownership
A majority of the Company is owned by Justin Potts and Timothy Sheridan.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Justin Potts	Common Stock	47%

16

| Timothy Sheridan | Common Stock | 47% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$850	$(98,559)	$0

Operations
Avenify Corporation (the "**Company**") was incorporated on July 28, 2018 under the laws of the State of Delaware, and is headquartered in Wilmington, Delaware. The Company is a marketplace lending platform for ISAs, enabling students to finance their education debt-free, funded by investors looking to invest in student success. Students can apply for up to fifteen thousand dollars ($15,000) per semester and do not make payments until they are employed and earning above twenty thousand dollars ($20,000) annually. Unlike a loan, where borrowers owe principal plus interest, borrowers promise a share of their future income for a fixed amount of time. Students are funded with capital from investors on the platform who are looking to invest in student success. After investing in a fund or individual, the investor is eligible to receive dividends once borrowers begin making payments on their ISA.

Cash and Cash Equivalents
As of the April 27, 2021, the Company has 321,525 on hand. The Company has no cash equivalents.

Liquidity and Capital Resources
Avenify has $321,525 in cash. The Company currently has twelve (21) months of runway.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION
The Company changed its headquarters to Wilmington, Delaware from Reston, Virginia. The Company's principal place of business is now 1000 N. West St. Suite 1200, Wilmington, DE 19801.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds*	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$134,700	1	General Marketing	03/16/2021	Section 4(a)(2)
SAFE	$100,000	1	General Marketing	01/15/2021	Section 4(a)(2)
SAFE	$25,000	1	General Marketing	01/11/2021	Section 4(a)(2)
SAFE	$58,662	1	General Marketing	12/30/2020	Section 4(a)(2)
SAFE	$5,000	1	General Marketing	10/4/2020	Section 4(a)(2)
SAFE	$25,000	1	General Marketing	10/29/2020	Section 4(a)(2)
SAFE	$10,000	1	General Marketing	9/17/2019	Rule 506(b)
SAFE	$5,000	1	General Marketing	8/29/2019	Rule 506(b)
SAFE	$5,000	1	General Marketing	8/29/2019	Rule 506(b)
SAFE	$20,000	1	General Working Capital	6/3/2019	Rule 506(b)
SAFE	$1,000	1	General Working Capital	5/7/2019	Rule 506(b)
SAFE	$2,500	1	General Working Capital	4/18/2019	Rule 506(b)
SAFE	$15,000	1	Legal and Professional Fees	4/9/2019	Rule 506(b)
SAFE	$15,000	1	General Working Capital	1/25/2019	Rule 506(b)
SAFE	$25,000	1	General Working Capital	1/25/2019	Rule 506(b)
CrowdSAFE	$301,359**	1,147***	General Working Capital	4/30/2020	Regulation CF

*Details of use of proceeds: Legal costs for drafting and finalizing income share agreements, disclosures, and investor agreements; marketing costs for attracting students including, without limitation, social media; infrastructure for servicing applications and disbursement; salaries to cover the cost of living for the founding team.

**This amount includes the percentage of proceeds transferred to the Intermediary and other fees.

*** This number does not reflect the additional grant of securities made to the Intermediary.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Chief Executive Officer's father, Jeffrey Potts, has invested in a fund on the platform. The CEO's father made in investment into the fund through the platform, after signing up as an investor and verifying his identity and accreditation status. His investment made up $2,500 of the $22,500 total invested on the platform. He received no special discounts/treatment.

EXHIBIT B
Disclaimers

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C

Financial Statements

I, Justin Potts, the CEO of Avenify Corporation, hereby certify that

(1) the accompanying unaudited financial statements of Avenify Corporation thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.

DocuSigned by:

/s/ Justin Potts (Signature)

FAABF4A310DF4BE...

Name: Justin Potts

Title: CEO

Date: April 30, 2021

Avenify Corporation

Annual Balance Sheet

For the period ending December 31, 2020

As Of:	December 31, 2020	December 31, 2019
Assets		
Silicon Valley Bank - Checking - 0113	129,418.68	66,220.93
Investement in Avenfiy Fund I	2,500.00	2,500.00
Money in transit	0.00	0.00
Total Assets	**131,918.68**	**68,720.93**
Liabilities		
Brex - Credit Card - 9681	0.00	0.00
Payroll Payable - Salary & Wage	0.00	0.00
Payroll Payable - Payroll Tax	0.00	0.00
Contributions to/from Shareholder - Jus	3,400.00	0.00
Loan from Shareholder Payable - Justin	5,017.03	5,207.03
Payable to Avenify Fund II	0.00	13,600.00
Convertible Securities	154,650.00	154,650.00
Total Liabilities	**163,067.03**	**173,457.03**
Equity		
Crowdfunding Equity Investments	214,891.75	0.00
SAFE Note - Assure Syndicates Master,	58,662.50	0.00
SAFE Note - Fairchild Fund III LLC	25,000.00	0.00
SAFE Note - RNK Holdings LLC	5,000.00	0.00
Owner's Investment	60.00	60.00
Retained Earnings	-334,762.60	-104,796.10
Total Equity	**-31,148.35**	**-104,736.10**
Total Liabilities and Equity	**131,918.68**	**68,720.93**

Avenify Corporation

Annual Income Statement

For the period 2020

	Year	2020
Revenues		
Sales Revenue		12,787.62
Grants Received		2,000.00
Total Revenues		**14,787.62**
Operating Expenses		
Bank & ATM Fee Expense		2,837.05
Business Meals Expense		2,567.85
Charitable Contributions		100.00
Company Events Expense		379.17
Computer Equipment Expense		2,193.93
Gas & Auto Expense		71.77
Gifts Expense		12.92
Independent Contractor Expense		4,900.00
License & Fee Expense		2,512.24
Marketing & Advertising Expense		7,998.10
Office Supply Expense		697.15
Parking & Tolls Expense		75.00
Payroll Expense - Administration		612.00
Payroll Expense - Payroll Tax		9,997.14
Payroll Expense - Salary & Wage		118,615.39
Phone & Internet Expense		69.93
Postage & Shipping Expense		9.94
Professional Service Expense		57,762.05
Recruiting & HR Expense		0.00
Rent or Lease Expense		10,472.55
Software & Web Hosting Expense		17,516.76
Taxes Paid		936.40
Travel & Transportation Expense		5,097.39
Uniforms Expense		269.39
Total Operating Expenses		**245,704.12**
Total Expenses		**245,704.12**

Net Profit	**-230,916.50**

Avenify Corporation

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	850.00
Total Income	**$850.00**
GROSS PROFIT	**$850.00**
Expenses	
Advertising & Marketing	10,882.28
Bank Charges & Fees	554.77
Entertainment	163.02
Legal & Professional Services	17,659.76
Meals	10,166.61
Office Supplies & Software	7,611.39
Postage & Shipping	512.62
Rent & Lease	2,200.31
Salaries	21,876.98
Taxes	0.00
DE Taxes	450.00
Payroll Taxes	2,853.19
Total Taxes	**3,303.19**
Travel	29,642.30
Website Expenses	31.28
Total Expenses	**$104,604.51**
NET OPERATING INCOME	**$ -103,754.51**
NET INCOME	**$ -103,754.51**